Exhibit 21.1

SUBSIDIARIES

Name	State of Incorporation

Concept Pharmaceuticals, LLC	Alabama
SeniorScript, LLC	Alabama
Catalyst Mail, LLC	Delaware
Coalition for Advanced Pharmacy Services, LLC	Delaware
First Rx Specialty and Mail Services, LLC	Delaware
FutureScripts Holdings, LLC	Delaware
HealthExtras Benefits Administrator, Inc.	Delaware
HEBA, LLC	Delaware
HospiScript Services, LLC	Delaware
Catalyst Plan Services, Inc.	Michigan
Catalyst Consultants	Nevada
Catalyst PRx, LLC	Nevada
Catalyst PRx Government Services, LLC	Nevada
Catalyst Rx	Nevada
Catalyst Rx Government Services, Inc.	Nevada
Catalyst Rx Rebate Management, Inc.	Nevada
inPharmative, Inc.	Nevada
Total Script, LLC	Nevada
Catalyst Rx IPA, Inc.	New York
Immediate Pharmaceutical Services, Inc.	Ohio
FutureScripts, LLC	Pennsylvania
FutureScripts Secure, LLC	Pennsylvania